

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2016

Via E-mail
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019

> **Re:** **Omega Protein Corporation**
> **Soliciting Material on Schedule 14A filed by Wynnefield Capital, Inc. et al.**
> **Filed March 11, 2016**
> **File No. 001-14003**

Dear Mr. Tullman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings and provide supplemental support for these particular statements with your response:

   - "Omega's venture into Human Nutrition has been a wasteful squandering of almost eight dollars a share of shareholder free cash flow…"
   - "While we commend Omega's intention to invest $18 million of growth capital to improve the efficiency of the Animal Nutrition business, unfortunately it is too little and too late."
   - "The obvious solution is for Omega to exit the Human Nutrition business and to redeploy the proceeds into their profitable core business."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions